Exhibit (h)(8)
[Auxier Asset Management LLC Letterhead]

October 14, 2009

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Auxier Asset Management LLC (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions, and borrowing costs including interest and dividend expenses on short sales and acquired fund fees and expenses) for the Auxier Focus Fund (the “Fund”), a series of the Forum Funds (the “Trust”), so that total annual operating expenses for A shares and Investor shares do not exceed 1.35%, through October 31, 2010.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 31, 2010.

Very Truly Yours,
Auxier Asset Management LLC

By: /s/ Jeff Auxier               ___
      Jeff Auxier

5000 S.W. Meadows Rd., Suite 410 Lake Oswego, OR  97035-2224  (503)885.8807  (800)835.9556  FAX: (5103)885.8607